Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED AUGUST 30, 2017

TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Phoenix Partners on Sixth Avenue, LLC

On August 24, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $1,700,000 (the “DB Builders Sixth Avenue Senior Loan”). The borrower, Phoenix Partners on Sixth Avenue, LLC, an Arizona limited liability company (“DB Builders Sixth Avenue”), used the loan proceeds to purchase 52,441 square feet of land that is currently unentitled at 319-341 North 6th Avenue, Phoenix, AZ (the “DB Builders Sixth Avenue Property”). DB Builders Sixth Avenue intends to entitle the land and complete horizontal site work during the loan term. The DB Builders Sixth Avenue Senior Loan is secured by the DB Builders Sixth Avenue Property.

DB Builders Sixth Avenue is managed by the principals of DB Builders (“DB”), a real estate company established in 2001 that is based in Chatsworth, CA and specializes in urban infill projects in the southwest. They currently have approximately $8,000,000 of real estate under development. Daniel Bernstein, the manager of DB, provided traditional bad-boy carve-out guarantees. Other than with regard to the DB Builders Sixth Avenue Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with DB.

The DB Builders Sixth Avenue Property is currently improved with one single-family home and one commercial vehicle washing station. The improvements will be demolished during the loan term.

On the original closing date of the DB Builders Sixth Avenue Senior Loan, DB Builders Sixth Avenue was capitalized with approximately $925,000 of equity capital from the borrower, which was applied to the land acquisition and closing costs. The DB Builders Sixth Avenue Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The DB Builders Sixth Avenue Senior Loan bears an interest rate of 10.00% per annum, with an amount equal to 10.00% per annum paid current through the maturity date, February 24, 2018 (the “DB Builders Sixth Avenue Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the DB Builders Sixth Avenue Senior Loan amount, paid directly by DB Builders Sixth Avenue.

DB Builders Sixth Avenue has the ability to extend the DB Builders Sixth Avenue Maturity Date for seven months; provided, however, to exercise such extension, DB Builders Sixth Avenue is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the DB Builders Sixth Avenue Senior Loan. During the extension period, the interest rate of the DB Builders Sixth Avenue Senior Loan will increase to 11.0% per annum. The DB Builders Sixth Avenue Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Builders Sixth Avenue Senior Loan.

The principals of DB have provided customary bad boy carve-out guarantees.

As of its initial draw as of the closing date, the DB Builders Sixth Avenue Senior Loan’s loan-to-purchase price ratio, or the LTPP ratio, was approximately 65%. The LTPP ratio is the amount of the DB Builders Sixth Avenue Senior Loan divided by the purchase price. As of its closing date, the DB Builders Sixth Avenue Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 51%. The LTV ratio is the amount of the DB Builders Sixth Avenue Senior Loan divided by the August 2017 third-party appraised value of the DB Builders Sixth Avenue Property. There can be no assurance that such value is correct.

The DB Builders Sixth Avenue Property is located in Downtown Phoenix, AZ. The DB Builders Sixth Avenue Property is located at the corner of Sixth Avenue and Van Buren. According to Moody’s Analytics, the Phoenix metro is expected to add about 123,000 jobs in 2017 and 2018. The high-tech sector in Phoenix accounts for about 5.5% of employment, well above the national average of 4.8%.

As the DB Builders Sixth Avenue Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.